Companhia Energética de Minas Gerais — CEMIG

December 13, 2018

Via EDGAR

Ms. Ta Tanisha Meadows

Staff Accountant

Division of Corporate Finance

Office of Consumer Products

Securities and Exchange Commission

Washington, D.C. 20549

Re:	ENERGY CO OF MINAS GERAIS
Form 20-F for the Fiscal Year Ended December 31, 2017
Filed May 9, 2018
Form 6-K filed July 19, 2018
File No. 001-15224

Dear Ms. Meadows:

We are writing in response to the letter from the Securities and Exchange Commission (the “Commission”) dated November 30, 2018 (the “Comment Letter”) in which the Staff of the Commission (the “Staff”) requested certain information regarding our Form 20-F for the fiscal year ended December 31, 2017, and our Form 6-K filed July 19, 2018. Considering the end of the year and certain internal constraints, we hereby request an extension to the filing deadline for purposes of our response to the Comment Letter. Currently, a response was requested within 10 business days, which would make the response due by December 14, 2018. We are requesting that this date be extended to January 11, 2019. If this date is not acceptable to you please let us know.

Should you have any questions, please do not hesitate to contact us.

Sincerely,

/s/ Bernardo Afonso Salomão de Alvarenga
Bernardo Afonso Salomão de Alvarenga
Chief Executive Officer

cc: Mr. Bill Thompson, Division of Corporate Finance, Office of Consumer Products